SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )

CapitalSource Inc.
CapitalSource Finance LLC
(Name of Subject Companies (Issuers))

CapitalSource Inc.
CapitalSource Finance LLC
(Name of Filing Persons (Issuers))

3.5% Senior Convertible Debentures Due 2034 of CapitalSource Inc.,
which are fully and unconditionally guaranteed by CapitalSource Finance LLC
(Title of Class of Securities)

14055X AD 4
14055X AC 6
(CUSIP Number of Class of Securities)

Steven A. Museles
Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, Maryland 20815
(301) 841-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:
James E. Showen, Esq.
Kevin L. Vold, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, D.C. 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $330,000,000	Amount of Filing Fee*: $35,310

*	This Schedule TO relates to the Issuer’s offer to exchange an aggregate principal amount at maturity of up to $330,000,000 of CapitalSource Inc.’s new 4% Senior Subordinated Convertible Debentures due 2034 (the “New Notes”), which will be guaranteed on a senior subordinated basis by CapitalSource Finance LLC, for a like principal amount of CapitalSource Inc.’s currently outstanding 3.5% Senior Convertible Debentures due 2034 (the “Old Notes”), which are guaranteed on a senior basis by CapitalSource Finance LLC. The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $330,000,000.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,310
Form or Registration No.:	Form S-4 (File Nos. 333-140649 and 333-140649-01)
Filing party:	CapitalSource Inc. and CapitalSource Finance LLC
Date filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) relates to an offer (the “Exchange Offer”) by CapitalSource Inc., a Delaware corporation (the “Company”), and CapitalSource Finance LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“Finance”), to exchange up to $330,000,000 aggregate principal amount of a new series of the Company’s 4% Senior Subordinated Convertible Debentures due 2034 (the “New Notes”), which will be guaranteed by Finance on a senior subordinated basis, for up to $330,000,000 aggregate principal amount of outstanding 3.5% Senior Convertible Debentures due 2034 of the Company (the “Old Notes”), which are guaranteed by Finance on a senior basis, upon the terms and subject to the conditions contained in the prospectus, subject to amendment, dated February 13, 2007 (as it may be amended and supplemented from time to time, the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (File Nos. 333-140649 and 333-140649-01) filed by the Company and Finance on the date hereof (the “Registration Statement”) and which is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO-I.

This Schedule TO-I is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO-I.

Item 2.	Subject Company Information.

The information under the subheading “Summary — CapitalSource Inc.” and under the heading “Price Range of Our Common Stock” in the Prospectus is incorporated herein by reference in partial answer to Item 2 of this Schedule TO-I. As of February 12, 2007, there was approximately $330,000,000 aggregate principal amount of Old Notes outstanding. There is no established reporting system or trading market for trading in the Old Notes. However, the Company believes the Old Notes currently are traded over the counter. The Company believes that there is no practical way to accurately determine the trading history of the Old Notes. To the extent that the Old Notes are traded, prices of the Old Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Company’s common stock, par value $0.01 and the market for similar securities. As of the date of this Schedule TO-I, all of the Old Notes are held in global form through the Depository Trust Company.

Item 3.	Identity and Background of Filing Person.

The information under the subheading “Summary — CapitalSource Inc.” in the Prospectus is incorporated herein by reference in answer to Item 3 of this Schedule TO-I. The Company and Finance are the filing persons.

CapitalSource Inc.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof. The business address of each person set forth below is c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland, 20815 and the telephone number there is (301) 841-2700.

Name	Position

John K. Delaney	Chairman of the Board of Directors and Chief Executive Officer
Dean C. Graham	President and Chief Operating Officer
Bryan M. Corsini	Chief Credit Officer
Thomas A. Fink	Chief Financial Officer
Steven A. Museles	Chief Legal Officer and Secretary
Michael C. Szwajkowski	President — Structured Finance
David C. Bjarnason	Chief Accounting Officer
William G. Byrnes	Director
Frederick W. Eubank, II	Director
Jason M. Fish	Director
Andrew B. Fremder	Director

Name	Position

Tully M. Friedman	Director
Sara L. Grootwassink	Director
Timothy M. Hurd	Director
Dennis P. Lockhart	Director
Thomas F. Steyer	Director
Paul R. Wood	Director

CapitalSource Finance LLC

The sole member of Finance is CapitalSource TRS Inc., a direct, wholly owned subsidiary of the Company. The following table sets forth the names of each of the executive officers of Finance as of the date hereof. The business address of each person set forth below is c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland, 20815 and the telephone number there is (301) 841-2700.

Name	Position

John K. Delaney	Chief Executive Officer
Dean C. Graham	President and Chief Operating Officer
Thomas A. Fink	Senior Vice President and Chief Financial Officer
Bryan M. Corsini	Executive Vice President and Chief Credit Officer
Steven A. Museles	Executive Vice President, Chief Legal Officer and Secretary
Michael C. Szwajkowski	President, Structured Finance Business
David C. Bjarnason	Chief Accounting Officer

Item 4.	Terms of the Transaction.

The information under the headings “Summary,” “The Exchange Offer,” “Description of the New Notes and New Guarantees” and “Certain U.S. Federal Income Tax Consequences” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO-I. No Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The Old Notes were issued under an Indenture, dated as of July 7, 2004, by and among the Company, as issuer, CapitalSource Holdings LLC and Finance, as guarantors, and U.S. Bank National Association, as trustee, as supplemented by the first supplemental indenture thereto, dated as of October 18, 2004, by and among the Company, CapitalSource Holdings Inc. (formerly known as CapitalSource Holdings LLC), Finance and U.S. Bank National Association, as trustee.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “Summary” and “The Exchange Offer” in the Prospectus is incorporated herein by reference in partial answer to Item 6 of this Schedule TO-I. Any Old Notes submitted for exchange will be canceled and retired.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The consideration for each $1,000 principal amount of the Old Notes to be purchased by the Company is the issuance of $1,000 principal amount of New Notes. The total consideration required to purchase all of the outstanding Old Notes, assuming all are tendered for exchange, is $330,000,000 aggregate principal amount of New Notes.

(b)	Not Applicable.

(d)	Not Applicable.

Item 8.	Interest in Securities of the Subject Company.

The Company does not beneficially own any of the Old Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information under the subheadings “The Exchange Offer — Exchange Agent,” “The Exchange Offer — Information Agent,” “The Exchange Offer — Dealer Manager,” and “The Exchange Offer — Other Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO-I.

Item 10.	Financial Statements.

(a)(1)	The information on pages 74 through 125 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(2)	The information on pages 1 through 31 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(4)	At September 30, 2006, our book value per share was $11.37.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Additional Information.”

(b)	The Company believes that, on a pro forma basis, the Exchange Offer will have no material effect on the Company’s historical financial information.

Item 11.	Additional Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)	Preliminary Prospectus, subject to amendment, dated February 13, 2007 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Preliminary Prospectus, subject to amendment, dated February 13, 2007 (incorporated by reference to the Registration Statement).

(b)	Not applicable.

(d)(1)	Indenture dated as of July 7, 2004, by and among CapitalSource Inc., as Issuer, U.S. Bank National Association, as Trustee, and CapitalSource Holdings LLC and CapitalSource Finance LLC, as Guarantors, including form of 3.5% Senior Convertible Debenture Due 2034 (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-3 (Reg. No. 333-118738)).

(d)(2)	First Supplemental Indenture dated as of October 18, 2004, by and among the registrant, CapitalSource Holdings Inc. and CapitalSource Finance LLC, as Guarantors, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1.1 to the registrant’s Registration Statement on Form S-3 (Reg. No. 333-118738)).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.

By:	/s/ Thomas A. Fink
Thomas A. Fink
Chief Financial Officer

Date: February 13, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE FINANCE LLC

By:	/s/ Thomas A. Fink
Thomas A. Fink
Senior Vice President and Chief Financial Officer

Date: February 13, 2007

EXHIBIT INDEX

(a)(1)	Preliminary Prospectus, subject to amendment, dated February 13, 2007 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Preliminary Prospectus, subject to amendment, dated February 13, 2007 (incorporated by reference to the Registration Statement).

(b)	Not applicable.

(d)(1)	Indenture dated as of July 7, 2004, by and among CapitalSource Inc., as Issuer, U.S. Bank National Association, as Trustee, and CapitalSource Holdings LLC and CapitalSource Finance LLC, as Guarantors, including form of 3.5% Senior Convertible Debenture Due 2034 (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-3 (Reg. No. 333-118738)).

(d)(2)	First Supplemental Indenture dated as of October 18, 2004, by and among the registrant, CapitalSource Holdings Inc. and CapitalSource Finance LLC, as Guarantors, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1.1 to the registrant’s Registration Statement on Form S-3 (Reg. No. 333-118738)).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).